ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 Whipple Street, Balcatta WA 6021 Telephone: +61 8 9441 2311 Facsimile: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
For Immediate Release: 10 November 2014

Orbital to acquire 50% of REMSAFE

PERTH, AUSTRALIA:

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Orbital has executed an agreement to acquire 50% of the equity of REMSAFE Pty Ltd.

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Acquisition continues Orbital’s strategic growth plan.

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The REMSAFE product improves productivity and reduces costs while providing a compelling safety solution.

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Orbital’s engineering skill base provides the strength to enable REMSAFE to reach its full potential.

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Existing Blue-Chip customer base with significant growth potential domestically and internationally.

Orbital is delighted to announce it has entered into a Share Sale Agreement to acquire 50% of the equity of REMSAFE Pty Ltd, (formally known as ICM Technologies Pty Ltd).  REMSAFE was established by its founders Michael Lane and Nick Bertucci to develop and sell a high voltage electrical isolation product.  The product has a strong value proposition and provides a compelling solution to major mining companies who need to respond to growing industry pressure to improve productivity and reduce operating costs while also looking for innovation to provide a safer working environment.  The REMSAFE product is unique, protected by strong patents, developed in Western Australia, and has the potential to grow into a significant global royalty generating business.  As such REMSAFE fits perfectly within Orbital’s strategic growth plan and will utilize Orbital’s commercialisation experience to be able to leverage the exciting growth opportunities.  The business will continue to trade as REMSAFE and will be incorporated into Orbital’s expanding portfolio of products.

Orbital’s CEO and Managing Director, Terry Stinson stated: “The acquisition of REMSAFE is the next step in Orbital’s strategic plan for growth.  Orbital is focused on innovation, unique technologies, and the commercialisation of technologies as a vehicle to deliver increasing profits and ultimately generate outstanding returns for shareholders.  We have been looking for acquisition opportunities in the resources sector that have synergies with Orbital’s existing businesses and REMSAFE is an ideal opportunity.  The Orbital team look forward to working with Michael Lane and the existing staff at REMSAFE to leverage their emerging product position into a highly profitable global market leader.“

ABOUT REMSAFE

REMSAFE’s remote isolation system is designed to increase productivity by significantly reducing the time taken to isolate and de-isolate critical plant and to improve safety by removing operators from high voltage danger zones.  The product is currently marketed as a heavy industry high voltage electrical remote isolation system for use in bulk handling mining operations.  This unique system quickly and safely de-energises and isolates bulk handling plant and equipment from motive energy sources.  This ensures that the equipment cannot be moved or restarted while a worker is in the process of repairing or maintaining the equipment.

The system provides significant time and cost savings by reducing the isolation process, typically from around ninety minutes to three minutes and removing the need for an electrician to be located and called upon to manually operate isolators in high voltage switch-rooms that can be located significant distances apart at either end of a conveyor system.  REMSAFE utilizes a unique process that meets safety protocols but can be activated by a trained operator in place of an electrician from the site of the plant to be isolated without the need to enter the high voltage switch-rooms.  The technology and the product can be applied to all applications where isolation is required; this can be electrical, hydraulic, pneumatic or kinetic.  REMSAFE replaces a time-consuming, expensive, and potentially hazardous manual processes with a fast, affordable and safe system.

REMSAFE is unique in the market and the technology is protected by patents.  There are no competitors that offer the safety certification level and the ease of use that the REMSAFE system provides.

ACQUISITION DETAILS

Orbital have agreed to purchase original founder Nick Bertucci’s 50% share of REMSAFE for $5.0 million.  Under the terms of the Share Sale Agreement the acquisition payment can be made at Orbital’s election as either $5 million cash or a combination of $4 million cash and $1 million worth of Orbital shares.  The Share Sale Agreement is conditional upon Orbital obtaining appropriate funding to complete the transaction and receiving any required shareholder approval for the transaction.

Michael Lane will retain his 50% interest in REMSAFE and will enter into a Shareholder’s Agreement with Orbital to manage the business.  Under the Shareholder’s Agreement Orbital will have the right to appoint a majority of REMSAFE directors and will also appoint the Chairman of the REMSAFE Board.  Orbital has the right to provide additional capital to the business under terms that would adjust the ownership equity interests between Orbital and Michael Lane.  Through the Shareholders Agreement it is assumed Orbital will achieve effective control of REMSAFE and will fully consolidate the activities of REMSAFE in its financial accounts.

RESOURCE INDUSTRY GROWTH POTENTIAL

REMSAFE provides a safety solution which also delivers direct cost savings and increases productivity.  This is especially relevant to Western Australia’s iron ore industry as companies increasingly focus on safety and, in an environment of lower iron ore prices, reducing operating costs.  Western Australian resources companies are increasingly focussed on improving productivity, cost reduction and automation, while providing the highest level of safety in the work environment.  REMSAFE offers a compelling solution to deliver improved profits for customers by delivering solutions to dramatically reduce machinery downtime.  Orbital believes there is enormous growth potential as the product emerges into wider acceptance and with the leverage created by the acquisition.  Application of the REMSAFE technology will not be limited to just the Western Australian iron ore industry, as the product has global potential for all forms of bulk mining, bulk commodity handling, and oil and gas industry applications for electrical and process isolations.

INTEGRATION WITH ORBITAL

Michael Lane, principle inventor, will remain in the business as REMSAFE’s Managing Director reporting to Orbital CEO and Managing Director, Terry Stinson.  Michael has a highly skilled team who will be re-located into Orbital’s Balcatta operations and will focus on; delivering current customer projects, winning new business with the current product offering, and developing the next generation of REMSAFE products.  Orbital will dedicate key team members to assume leadership roles with the commercialisation of the REMSAFE product, to reduce product cost, to enhance manufacturability, to support back office operations, to support the growth and management of intellectual property, and to accelerate domestic and international business development activities.

Orbital’s engineering and commercial strength, and international market presence, provides a springboard for REMSAFE to grow in the Australian and International markets.  The product has been successfully deployed in key mining operations in Western Australia, where there is also interest from the local oil and gas industry.  REMSAFE is a unique and patented technology and it is already established, and delivering positive results in local mining operations within Rio Tinto, BHP Billiton and FMG.  REMSAFE provides an excellent platform for Orbital to expand our already significant product and patent portfolio.  Orbital’s experience in licensing and royalties can be leveraged to enhance REMSAFE’s future international revenue potential.

NEXT STEPS

REMSAFE has an existing order book for their product of almost $10 million dollars.  A comprehensive review of the business will be conducted as part of the integration with Orbital to design and implement a business plan that can deliver on REMSAFE’s sales growth potential.

Orbital is currently negotiating with a number of potential funding sources.  As these negotiations are matured, Orbital will make a further announcement.

Once the terms of the funding and the terms of any share issue are finalised, Orbital will call a meeting of shareholders to seek approval for the acquisition of this exciting growth opportunity.

CONTACTS

Mr. Terry Stinson

Website: www.orbitalcorp.com.au

Chief Executive Officer

Mr. Ian Veitch

Chief Financial Officer

Tel: +61 8 9441 2311

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in small unmanned aerial systems, motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

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